                                                                    EXHIBIT 99.1

                     TRICOM ANNOUNCES THIRD QUARTER RESULTS

SANTO DOMINGO, Dominican Republic, November 12 -- Tricom, S.A. (NYSE: TDR -
NEWS) today announced consolidated unaudited financial results for the third quarter and first nine months of 2003. Operating revenues totaled $50.0 million for the 2003 third quarter, a decrease of 23.8 percent from the 2002 third quarter. For the first nine months, operating revenues totaled $160.9 million, an 18.1 percent decrease from the year-ago-period. Adjusted EBITDA totaled $12.6 million for the 2003 third quarter and $44.1 million for the first nine months, compared to Adjusted EBITDA of $21.6 million and $63.8 million for the third quarter and first nine months of 2002, respectively. Net loss for the 2003 third quarter was $21.8 million, or $.34 per share, and $61.9 million, or $.96 per share during the first nine months of the year.

During the 2003 third quarter, the Company's operations continued to be under pressure from the devaluation of the Dominican peso, which reached approximately 90 percent over the last twelve months. As a result, the Company did not make an approximate $11.4 million interest payment on its 11-3/8% Senior Notes due 2004, originally scheduled for September 2, 2003. The Company is in active dialogue with its bank lenders as well as an ad hoc committee representing holders of its 11-3/8% Senior Notes due 2004.

The Company has engaged Bear, Stearns & Co. Inc. to assist in evaluating financial and strategic alternatives, and formulate a restructuring plan, which may include the refinancing or restructuring of its existing debt or the sale of all, or a portion, of its assets or business to a third party. The Company is in discussions with a number of strategic and financial investors regarding a potential sale or recapitalization.

Results of Operations

The Company's operating results reflect the impact of currency devaluation, which reached approximately 23 percent in the third quarter and 84 percent during the first nine months of the year, affecting the translation of Dominican peso-generated revenues into U.S. dollars. The Central Bank of the Dominican Republic reported that the inflation rate was approximately 27 percent for the nine-month period ended September 30, 2003, compared to approximately 5 percent for the nine-month period ended September 30, 2002.

Despite adverse economic conditions, the Company's peso-denominated revenues increased by approximately 10.6 percent quarter-over-quarter and 4.1 percent year-over-year in peso terms primarily due to price increases and the continued efforts to improve the Company's customer mix, prioritizing those with higher added value.

Long distance revenues grew by 2.5 percent to $24.2 million in the 2003 third quarter and by 3.8 percent to $73.3 million for the first nine months of 2003. The revenue increase resulted primarily from higher international long distance termination rates into the Dominican Republic and strong international traffic volume derived from the Company's U.S.-based retail operations.

Domestic telephony revenues totaled $13.5 million in the 2003 third quarter, a
35.3 percent decrease from the 2002 third quarter. For the first nine months, domestic telephony revenues totaled $46.2 million, a 28.0 percent year-over-year decrease. The decrease in domestic telephony revenues was primarily the result of the devaluation of the Dominican peso, coupled with lower new line additions. Total lines in service at September 30, 2003 decreased 24.2 percent to approximately 136,000 compared to total lines in service at September 30, 2002. The decrease in lines in service reflects the Company's strategy of improving its customer mix by focusing on higher value customers and phasing out low usage wireless local loop (WLL) customers.

Mobile revenues decreased by 33.3 percent to $8.0 million in the 2003 third quarter and by 24.3 percent to $27.2 million for the first nine months of 2003. The decrease in mobile revenues was the result of the devaluation of the Dominican peso combined with a $1.7 million reclassification of commissions from expenses to revenues during the 2003 second quarter in accordance with Staff Accounting Bulletin (SAB 101) "Revenue Recognition" issued by the Securities and Exchange Commission (SEC). Average revenue per mobile subscriber for the 2003 third quarter increased by approximately 11.2 percent from the 2003 second quarter primarily as a result of higher interconnection revenues and a greater number of post-paid mobile subscribers. Cellular and PCS subscribers totaled approximately 429,000 at September 30, 2003, a 4.4 percent increase from September 30, 2002.

Data and Internet revenues totaled $1.1 million in the 2003 third quarter and $3.4 million in the first nine months, representing a 63.5 percent quarter-over-quarter and 59.2 percent year-over-year decrease. The decrease in data and Internet revenues is attributable to the cancellation by the Company of its government contract to provide broadband satellite Internet access to every public high school in the Dominican Republic coupled with the devaluation of the Dominican peso.

Cable revenues totaled $3.1 million in the 2003 third quarter, a 47.9 percent decrease from the year-ago period. For the first nine months, cable revenues totaled $10.6 million, a 37.2 percent decrease from the year-ago- period. The decrease in cable revenues is primarily the result of currency devaluation coupled with subscriber loss. Cable subscribers totaled approximately 64,000 at September 30, 2003, a 10.1 percent decrease year-over- year.

The Company has instituted expense control measures and eliminated all non-essential expenditures. These initiatives include a 30 percent year-to- date reduction in monthly cable programming fees, lower domestic prepaid commission structure by 7-percentage point's year-over-year and a reduction of its advertising expenses by 43 percent year-over-year. Going forward, the Company expects to generate additional expense savings
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through planned staff reductions. The Company will continue to assess its operations and conduct certain asset divestitures with a continued focus on profitability.

Consolidated operating costs and expenses totaled $57.8 million in the 2003 third quarter compared to $64.9 million in the 2002 third quarter. For the first nine months, consolidated operating costs and expenses totaled $178.1 million compared to $193.5 million during the first nine months of 2002. The year-over-year decrease in operating costs and expenses reflect expense control efforts and streamlined operations, coupled with the elimination of expenses in lieu of income taxes, as well as lower Dominican peso-denominated costs and expenses resulting from currency devaluation. The decrease in consolidated operating costs and expenses was partially offset by higher depreciation and amortization charges.

Cost of sales and services, consisting primarily of transport and access charges, cable programming fees and cost of goods sold, decreased by 6.3 percent to $20.9 million during the 2003 third quarter and increased by 0.9 percent to $66.1 million during the first nine months. Selling, general and administrative (SG&A) expenses decreased by 24.0 percent to $17.7 million in the 2003 third quarter and by 24.7 percent to $53.7 million for the first nine months. As a percentage of total operating revenues, SG&A expenses decreased to 33.4 percent for the first nine months of 2003, compared to 36.3 percent for the first nine months of 2002.

Interest expense totaled $15.2 million in the 2003 third quarter compared with $17.2 million in the prior year quarter, and totaled $47.0 million for the first nine months of 2003 compared to $46.9 million during the first nine months of 2002.

Liquidity and Capital Resources

Total debt, including capital leases and commercial paper, amounted to $454.5 million at September 30, 2003, compared to $528.9 million at September 30, 2002 and $467.6 million at December 31, 2002. Total debt included $200 million principal amount of 11 3/8% Senior Notes due 2004, approximately $36 million of secured debt and approximately $218.4 million of unsecured bank and other debt. At September 30, 2003, the Company had approximately $7.1 million in cash and investments. Net debt totaled $447.4 million at September 30, 2003. The Company's net cash provided by operating activities totaled $10.4 million for the first nine months of 2003 compared to $6.3 million for the first nine months of 2002. Capital expenditures were $1.7 million during the 2003 third quarter and $11.8 million during the first nine months of 2003, representing an approximate 87 percent quarter-over-quarter and 78 percent year-over-year reduction. The Company's free cash flow totaled $9.4 million during the first nine months of 2003 compared to negative free cash flow of $36.2 million during the first nine months of 2002.

About TRICOM

Tricom, S.A. is a full service communications services provider in the Dominican Republic. We offer local, long distance, mobile, cable television and broadband data transmission and Internet services. Through Tricom USA, we are one of the few Latin American-based long distance carriers that is licensed by the U.S. Federal Communications Commission to own and operate switching facilities in the United States. Through our subsidiary, TCN Dominicana, S.A., we are the largest cable television operator in the Dominican Republic based on our number of subscribers and homes passed. For more information about Tricom, please visit www.tricom.net

Cautionary Language Concerning Forward-Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, legal proceedings, exchange controls and occurrences in currency markets, competition, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Non-GAAP and Other Financial Measures

This press release includes a discussion of the Company's historical financial results using certain non-GAAP financial measures, including EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt. Investors, analysts, valuation firms and lenders, also frequently use these measures although their definitions may vary. A "non-GAAP financial measure" is defined as a numerical measure of a company's performance that excludes or includes amounts so as to be different than the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles ("GAAP"). Pursuant to the requirements of Regulation G, the Company has included in its press release a reconciliation of all non-GAAP financial measures disclosed in the press release to the most directly comparable GAAP financial measure.

EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization, adjusted to exclude non-cash charges and expenses not included within the accepted definition of EBITDA, but which management believes their exclusion provides a more appropriate measure of the Company's operating performance and liquidity.

Until September 1, 2002, we made payments to the Dominican government in lieu of income taxes. As a result, we calculated Adjusted EBITDA prior to the deduction of
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payments to the Dominican government in lieu of income taxes. Our calculation of Adjusted EBITDA also adds impairment charges, which are non-cash charges related to fixed and intangible assets, extraordinary items and changes in accounting charges. Adjusted EBITDA is the primary basis used by our management to measure the operational strength and performance of all of our operating segments and units. The Company believes Adjusted EBITDA provides meaningful additional information on our performance and on our ability to service our long-term debt and other obligations, and to fund capital expenditures. Because we use Adjusted EBITDA as the measure to evaluate the performance of our core businesses, we reconcile it to net earnings (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles.

We define Free Cash Flow as cash provided by operating activities less cash provided by investing activities. We believe Free Cash Flow is a non-GAAP measure as contemplated by Regulation G. We believe that Free Cash Flow provides useful information about the amount of cash our business is generating after interest and capital expenditures for reinvesting in the business.

We define Net Debt as the total aggregate amount of our consolidated debt (short and long term), including capital lease obligations, less cash on hand and in banks and equivalents (including investments). We believe Net Debt is a non-GAAP measure as contemplated by Regulation G. Management believes that the presentation of Net Debt provides useful information about the Company's ability to satisfy its debt obligations with currently available funds.

EBITDA, Adjusted EBITDA and Free Cash Flow should not be considered as substitutes for operating income (loss), net income (loss), net cash provided by operating activities or other measures of performance or liquidity reported in accordance with GAAP. Net Debt should not be considered a substitute for total debt.

A quantitative reconciliation of EBITDA, Adjusted EBITDA, Free Cash Flow and Net Debt follows:


TRICOM, S.A. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(In US$)

                                                       Three Months Ended                   Nine Months Ended
                                                         September 30,                         September 30,
                                               -------------------------------------------------------------------------
                                                   2002                2003                2002                2003
                                               -------------------------------------------------------------------------
Adjusted EBITDA Reconciliation
------------------------------
Add (subtract):
  Net loss                                    $ (14,913,101)        (21,844,199)      $ (39,695,716)        (61,877,370)
  Income taxes                                      316,422             651,228             473,500           1,997,811
  Interest expense, net                          16,882,578          14,603,567          45,584,984          45,627,203
  Depreciation and amortization                  17,784,420          19,215,589          51,203,350          58,317,649
                                               -------------       ------------        -------------       ------------
    EBITDA                                    $  20,070,319          12,626,185       $  57,566,118          44,065,293
                                               -------------       ------------        -------------       ------------
  Expense in lieu of income taxes                 1,564,867                   -           6,246,766                   -
                                               -------------       ------------        -------------       ------------
    Adjusted EBITDA                           $  21,635,186          12,626,185       $  63,812,884          44,065,293
                                               =============       ============        =============       ============


                                                      Nine Months Ended
                                                        September 30,
                                               --------------------------------
                                                   2002                2003
                                               --------------------------------
Free Cash Flow Reconciliation
-----------------------------
Add (subtract):
  Net cash provided by operating activities   $   6,292,780          10,375,800
  Net cash used in investing activities         (42,467,182)           (979,651)
                                               -------------       ------------
    Free cash flow surplus (deficit)          $ (36,174,402)          9,396,149
                                               =============       ============


                                                        Period ended
                                               --------------------------------
                                               December 31,        September 30,
                                               --------------------------------
                                                   2002                2003
                                               --------------------------------
Net Debt Reconciliation
-----------------------
Add (subtract):
  Short-term debt                             $  81,980,810         130,029,704
  Long-term debt                                385,583,631         324,423,151
  Cash on hand and investments                  (21,981,013)         (7,078,336)
                                               -------------       ------------
    Net debt                                  $ 445,583,428         447,374,519
                                               =============       ============

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TRICOM, S.A. AND SUBSIDIARIES
Selected Financial and Operating Data (unaudited)
(In US$)

                                           ----------------------------------------------------    --------------------------------
                                                                                                        Sequential      Y-o-Y
                                                      3Q'02             2Q'03              3Q'03        % Chng         % Chng.
                                           ----------------------------------------------------    --------------------------------

Economic Statistics (1)
Consumer price index (12 month aggregate)               5.39%             26.10%            33.14%
Consumer price index year-to-date                       4.97%             16.60%            26.47%
Exchange rate (at period end)                     $     19.05              34.21             33.21            -2.9%         74.3%
Avg. period exchange rate                         $     18.48              27.75             34.06            22.7%         84.3%


Selected Financial Data
Adjusted EBITDA                                    21,635,186         14,604,033        12,626,185           -13.5%        -41.6%
Capital Expenditures, including capital leases     12,752,648          5,272,160         1,690,416           -67.9%        -86.7%
Total employess (at period end)                         1,489              1,605             1,584            -1.3%          6.4%


Selected Operating Data
Lines in service (at period end)                      179,124            139,590           135,815            -2.7%        -24.2%
Avg. revenue per line in service                  $     37.86              37.26             33.94            -8.9%        -10.4%
Avg. monthly churn rate                                  1.6%               2.9%              2.6%

Cellular & PCS subscribers (at period end) (2)        410,918            424,755           429,053             1.0%          4.4%
Minutes of use (in 000s)                               59,688             64,113            67,474             5.2%         13.0%
Avg. revenue per user (blended)                   $      8.45               4.45              4.95            11.2%        -41.4%
Avg. monthly churn rate                                  4.6%               4.2%              3.7%

Digital trunking subscribers (at period end) (3)        4,860             10,160            10,331             1.7%        112.6%
Avg. revenue per user                             $     64.81              48.56             44.46            -8.4%        -31.4%
Avg. monthly churn rate                                  0.7%               2.6%              4.4%

Cable subscribers (at period end)                      71,081             65,343            63,921            -2.2%        -10.1%
Avg. revenue per equivalent cable subscriber      $     18.47              13.91             11.69           -16.0%        -36.7%
Avg. monthly churn rate                                  4.0%               4.5%              2.3%

Data/Internet subscribers (at period end)              10,611             11,425            12,128             6.2%         14.3%
Paging subscribers                                      9,457              5,612             5,105            -9.0%        -46.0%

Long distance minutes (in 000s) (4)                   301,358            292,485           266,092            -9.0%        -11.7%

----------------------------------------------------------
Footnote:
(1) Source: Dominican Republic Central Bank
(2) Represents cellular and PCS subscribers in the Dominican Republic
(3) Represents mobile subscribers in Panama.
(4) Includes inbound, outbound and domestic long distance minutes.

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets
(In US$)

                                                                         December 31,            September 30,
                                                                     --------------------    ----------------------
                                                                            2002                     2003
                                                                          (Audited)               (Unaudited)
                              ASSETS

Current assets
  Cash on hand and in banks                                        $           6,080,303   $             2,364,866

  Accounts receivable:
    Customers                                                                 26,253,107                20,805,996
    Carriers                                                                   3,806,849                11,811,559
    Others                                                                     2,848,287                 1,828,364
                                                                     --------------------    ----------------------
                                                                              32,908,243                34,445,919
    Allowance for doubtful accounts                                           (7,763,109)               (7,692,593)
                                                                     --------------------    ----------------------
      Accounts receivable, net                                                25,145,134                26,753,326

  Inventories, net of allowances                                               3,937,678                 1,713,418

  Certificates of deposits                                                    15,900,710                 4,713,470
  Prepaid expenses                                                             7,099,415                 2,335,319
  Deferred income taxes                                                        1,307,870                 1,307,870
                                                                     --------------------    ----------------------
    Total current assets                                                      59,471,110                39,188,269
                                                                     --------------------    ----------------------

Mortgage investments                                                             463,542                   807,259

Property and equipment, net                                                  668,120,192               624,066,425
Intangible assets                                                              6,946,978                 6,946,978
Goodwill, net of amortization                                                 21,914,327                21,914,327
Other assets at cost, net of amortization                                     25,312,934                22,199,666
                                                                     --------------------    ----------------------

                                                                   $         782,229,083   $           715,122,924
                                                                     ====================    ======================

TRICOM, S.A. AND SUBSIDIARIES
Consolidated Balance Sheets (cont.)
(In US$)

                                                                         December 31,            September 30,
                                                                     --------------------    --------------------
                                                                            2002                     2003
             LIABILITIES AND STOCKHOLDERS' EQUITY                         (Audited)               (Unaudited)
Current liabilities
  Notes payable:
    Borrowed funds                                                 $          38,609,926   $            19,331,446
    Commercial paper                                                           9,907,583                60,013,152
    Current portion of long-term debt                                         30,724,888                45,707,738
                                                                     --------------------    --------------------
                                                                              79,242,397               125,052,336
                                                                     --------------------    --------------------

  Current portion of capital leases                                            2,738,413                 4,977,368

  Accounts payable:
    Carriers                                                                  11,032,780                17,758,114
    Suppliers                                                                 15,746,551                13,482,491
    Others                                                                     7,384,780                 2,329,069
                                                                     --------------------    --------------------
                                                                              34,164,111                33,569,674

  Other liabilities                                                           14,910,246                11,224,410
  Accrued expenses                                                            17,837,390                30,467,559
                                                                     --------------------    --------------------
    Total current liabilities                                                148,892,557               205,291,347
                                                                     --------------------    --------------------

Reserve for severance indemnities                                                675,742                   208,643
Deferred income tax                                                            1,691,779                 1,691,779
Commercial paper                                                              41,708,647                         -
Capital leases, excluding current portion                                     11,792,908                 9,553,953
Long-term debt, excluding current portion                                    332,082,076               314,869,198
                                                                     --------------------    --------------------
    Total liabilities                                                        536,843,709               531,614,920
                                                                     --------------------    --------------------

Minority interest                                                                      -                         -

Stockholders' equity:
   Class A Common Stock at par value RD$10:
   Authorized 55,000,000 shares; 45,458,041 shares
   issued at December 31, 2002 and September 30, 2003                         24,951,269                24,951,269

   Class B Stock at par value RD$10: Authorized
   25,000,000 shares at December 31, 2002 and
   March 31, 2003; 19,144,544 issued at
   December 31, 2002 and September 30, 2003                                   12,595,095                12,595,095
   Additional paid-in-capital                                                275,496,964               275,496,964
   Retained earnings (loss)                                                  (65,634,197)             (127,511,567)
   Other comprehensive income-foreign currency translation                    (2,023,757)               (2,023,757)
                                                                     --------------------    --------------------
     Stockholders equity, net                                                245,385,374               183,508,004
                                                                     --------------------    --------------------

                                                                   $         782,229,083   $           715,122,924
                                                                     ====================    ====================

TRICOM, S.A. and Subsidiaries
Consolidated Statement of Operations (Unaudited)
(In US$)

                                                                  Three Months Ended                     Nine Months Ended
                                                                      September 30,                        September 30,
                                                             -------------------------------       -------------------------------
                                                                  2002              2003               2002               2003
                                                             -------------------------------       -------------------------------
                                                               (Restated)                            (Restated)
Operating revenues:
  Long distance                                              $ 23,577,572         24,162,889         70,610,529         73,324,692
  Domestic telephony                                           20,908,415         13,527,381         64,175,234         46,226,742
  Mobile                                                       12,159,130          8,049,075         35,956,070         27,218,963
  Cable                                                         5,856,373          3,051,894         16,852,230         10,580,026
  Data and Internet                                             2,994,531          1,091,891          8,384,413          3,423,528
  Other                                                            82,386            117,265            382,665            125,186
                                                             ------------       ------------       ------------       ------------
    Total operating revenues                                   65,578,407         50,000,395        196,361,141        160,899,137

Operating costs and expenses:
  Cost of sales and services                                   22,283,023         20,868,076         65,484,843         66,069,747
  Depreciation and amortization                                17,784,420         19,215,589         50,427,236         58,317,649
  Expense in lieu of income taxes                               1,564,867                  -          6,246,766                  -
  Selling, general and administrative expenses                 23,290,338         17,713,846         71,319,043         53,743,814
                                                             ------------       ------------       ------------       ------------
    Total operating costs and expenses                         64,922,648         57,797,511        193,477,888        178,131,210

Operating income                                                  655,759         (7,797,116)         2,883,253        (17,232,073)

Other income (expenses):
  Interest expense                                            (17,247,946)       (15,158,175)       (46,919,070)       (46,956,606)
  Interest income                                                 365,368            554,608          1,334,087          1,329,402
  Foreign currency exchange gain (loss)                           654,984          1,228,770            702,420          2,602,673
  Other, net                                                      715,291            (21,058)          (280,022)           377,045
                                                             ------------       ------------       ------------       ------------
    Other expenses, net                                       (15,512,303)       (13,395,855)       (45,162,585)       (42,647,486)
                                                             ------------       ------------       ------------       ------------

    Earnings (loss) before income taxes
     and minority interest                                    (14,856,544)       (21,192,971)       (42,279,332)       (59,879,559)

  Income taxes, net                                              (316,422)          (651,228)          (636,717)        (1,997,811)

    Earnings (loss) before minority interest                  (15,172,966)       (21,844,199)       (42,916,049)       (61,877,370)

  Minority interest                                               259,865                  -          1,870,833                  -
                                                             ------------       ------------       ------------       ------------
    Net earnings (loss)                                      $(14,913,101)       (21,844,199)       (41,045,216)       (61,877,370)
                                                             ============       ============       ============       ============

    Earnings (loss) per common share:
    Earnings (loss) before minority interest                 $      (0.35)             (0.34)             (0.99)             (0.96)
    Minority interest                                                0.01                  -               0.04                  -
                                                             ------------       ------------       ------------       ------------
    Earning (loss) per common share                          $      (0.34)             (0.34)             (0.95)             (0.96)
                                                             ============       ============       ============       ============

    Average number of common shares used in calculation        43,390,464         64,602,585         43,390,464         64,602,585
                                                             ============       ============       ============       ============

TRICOM, S.A. and subsidiaries
Consolidated Statement of Cash Flows (Unaudited)
(In US$)

                                                                      Nine Months Ended
                                                                        September 30,
                                                              ---------------------------------
                                                                  2002                 2003
                                                              ------------         ------------
Cash flows from operating activities:
  Net earnings (loss)                                         $(39,713,797)        $(61,877,370)
  Adjustments to reconcile net earnings (loss) to net
  cash provided by operating activities:
    Depreciation                                                49,235,588           55,307,933
    Allowance for doubtful accounts                              5,893,869            2,326,013
    Deferred income tax, net                                       163,213                    -
    Amortizations debt issue cost                                2,078,417            3,009,716
    Amortization of radio frequency rights                         465,338                    -
    Expense for severance indemnities                            1,474,840              375,830
    Minority interest                                           (1,870,833)
    Loss (gain) on sale of fixed assets, net                    (1,284,310)
    Net changes in assets and liabilities:
      Accounts receivable                                         (895,508)          (3,934,205)
      Inventories                                               (1,011,124)           2,793,268
      Prepaid expenses                                           3,416,761            4,764,096
      Other assets                                              (3,777,832)             103,552
      Accounts payable                                          (8,048,550)            (594,437)
      Other liabilities                                          2,039,664           (3,685,836)
      Accrued expenses                                             187,847           12,630,169
      Reserve for severance indemnities                         (2,060,803)            (842,929)
                                                              ------------         ------------
        Total adjustments                                       46,006,577           72,253,170
                                                              ------------         ------------
Net cash provided by (used in) operating activities           $  6,292,780         $ 10,375,800
                                                              ============         ============

Cash flows from investing activities:
  Cancellation (acquisition) of investments                   $  5,159,214         $ 10,843,523
  Acquisition of property and equipment                        (52,654,969)         (11,823,174)
  Proceeds from sale of land                                     5,028,573                    -
                                                              ------------         ------------
    Net cash used in investing activities                      (42,467,182)            (979,651)

Cash flows from financing activities:
  Borrowed (paid) funds                                         22,479,879                    -
  Principal payments to banks                                  (32,216,455)         (19,278,480)
  Current portion of long term debt                                      -           (2,230,028)
  Current portion of capital lease                              (2,284,830)                   -
  Issuance of commercial paper                                  31,673,187            8,396,922
  Payments of long-term debt                                   (23,278,189)                   -
  Proceeds from issuance of long term debt                      34,367,892                    -
                                                              ------------         ------------
    Net cash provided by financing activities                   30,741,484          (13,111,586)

Net increase in cash and cash equivalents                       (5,432,918)          (3,715,437)

Cash and cash equivalents at beginning of the period            12,576,050            6,080,303
                                                              ------------         ------------
Cash and cash equivalents at end of period                    $  7,143,132         $  2,364,866
                                                              ============         ============

    For Further Information Contact:
    Miguel Guerrero, Investor Relations
    Ph (809) 476-4044 / 4012
    e-mail: investor.relations@tricom.net

For additional information, please visit Tricom's Investor Relations website at http://www.tdr-investor.com or contact our Investor Relations department at the above numbers.